VIA FAX (202) 772-9210

February 15, 2008

Mr. Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BEA Systems, Inc. (File No. 000-22369)
Form 10-K for the Fiscal Year Ended January 31, 2007
Form 10-Q for the Quarterly Period Ended October 31, 2007
Form 8-K filed November 15, 2007

Dear Mr. Krikorian,

Reference is made to your letter, dated February 5, 2008, regarding the above-referenced filings. You had requested a response to your inquiry by today, February 15, 2008. However, due to the demands of closing the books for our year ended January 31, 2008 fiscal year as well as certain due diligence activities pursuant to the proposed acquisition of BEA Systems, Inc. by Oracle Corporation, we respectfully request an extension to February 29, 2008 for our response to your letter. This would represent an extension of an additional 10 business days. Thank you for your consideration.

Sincerely,

/s/ Mark P. Dentinger
Mark P. Dentinger
Executive Vice President, Chief Financial Officer

cc:	Melissa Walsh